

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Stephen Bramlage, Jr.
Chief Financial Officer
Casey's General Stores, Inc.
One SE Convenience Blvd
Ankeny, IA 50021

> **Re: Casey's General Stores, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2022**
> **Filed June 24, 2022**
> **File No. 001-34700**

Dear Stephen Bramlage:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services